UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

ORDINARY AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”), as set forth in Article 124 of Law 6,404/76, are hereby called to attend the Ordinary and Extraordinary General Meeting (“OGM” and “EGM”) to be held on April 30, 2015, at 4:00 p.m., at the Auditorium in the Company’s head office, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek nº 2.235, 1º mezanino, Vila Olímpia, to resolve on the following Agenda:

ORDINARY SHAREHOLDERS MEETING:

(a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2014, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To DECIDE on the destination of the net profit of the fiscal year of 2014 and the distribution of dividends;

(c) To ELECT the members of the Company’s Board of Directors for a new term of office; and

(d) To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a) To DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2015, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 18th, 2015; and

(b) TO APROVE the regulations for Bonus Payment Programs for year 2014, for managers, management employees and other employees of the Company and companies under its control, in accordance with the proposal approved by the Board of Directors on a meeting held on March 18th, 2015.

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[Free English Translation]

General Instructions:

1.         As provided for in CVM Instruction 165/91, as amended by CVM Instruction 282/98, is 5% (five percent) the minimum percentage of voting required to request the multiple voting process for the election of members the Board of Directors;

2.         The shareholders or their legal representatives should attend the OGM and EGM bringing the relevant identity documents. In the event of representation of a shareholder by way of a proxy, shareholders should deliver at the Company’s head office, no less than seventy-two (72) hours before the EGM, a power of attorney granted as set forth in the law; and

3.         Further information on the proposals to be analyzed at the OGM and EGM can be found in the Guide for Attendance at General Meetings available to shareholders (i) at the Company’s head office at Avenida Presidente Juscelino Kubitschek nº 2.041 e nº 2.235, Bloco A, Vila Olímpia, São Paulo/SP, 9º andar – Corporate Legal Department, for consultation on business days, from 10:00 a.m. to 4:00 p.m., and also in their websites (www.santander.com.br/ir – in Corporate Governance > Minutes of Meetings and www.santander.com.br/acionistas – in Governança Corporativa [Corporate Governance] > Administração [Management] > Atas de Reuniões e Assembleias); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro nº 111, 5º andar, Centro de Consultas, Rio de Janeiro – RJ, or at Rua Cincinato Braga, nº 340, 2º a 4º andares, Ed. Delta Plaza, São Paulo – SP, and its website (www.cvm.gov.br); and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro nº 275, São Paulo/SP and its website (www.bmfbovespa.com.br).

São Paulo, March 27, 2015

Sergio Agapito Lires Rial

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer